Registration No.  33-64699
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 133

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      NIKE SECURITIES L.P.
                      1001 Warrenville Road
                      Lisle, Illinois  60532

D.             Name and complete address of agent for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered:
                           Indefinite

G.   Amount of Filing Fee (as required by Rule 24f-2):

                            $500.00*

H.   Approximate date of proposed sale to public:

|XXX|Check box if it is proposed that this filing will become effective on January 9, 1996 at 2:00 p.m. pursuant to Rule
     487.

*Previously paid
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 133

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 FORM N-8B-2 ITEM NUMBER              FORM S-6 HEADING IN PROSPECTUS


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's ecurities                        *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
          selection or elimination of      Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      period payment certificates             *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to                  Statement of Net
                                           Assets
          Form S-6 Auditors


* Inapplicable, answer negative or not required.

             Select 1996 Growth & Treasury Securities Trust


The Trust. The First Trust (registered trademark) Special Situations Trust Series 133 (the "Trust") is a unit investment trust consisting of a portfolio containing zero coupon U.S. Treasury bonds and common stocks issued primarily by small/micro to medium capitalization companies, the majority of which are involved in either the medical or technology industries. Companies selected are headquartered in either Minnesota, Colorado or Wisconsin, except up to 10% of the portfolio may consist of equity securities outside of this region.


The objectives of the Trust are to protect Unit holders' capital and provide potential for capital appreciation or income by investing a portion of its portfolio in zero coupon U.S. Treasury bonds ("Treasury Obligations"), and the remainder of the Trust's portfolio in common stocks ("Equity Securities"). Collectively, the Treasury Obligations and the Equity Securities are referred to herein as the "Securities." See "Schedule of Investments." The Trust has a mandatory termination date (the "Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information." The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does not apply to the market value of the Treasury Obligations or the Units of the Trust, whose net asset value will fluctuate and, prior to maturity, may be worth more or less than a purchaser's acquisition cost. There is, of course, no guarantee that the objectives of the Trust will be achieved.

Each Unit of the Trust represents an undivided fractional interest in all the Securities deposited in the Trust. The Trust has been organized so that purchasers of Units should receive, at the termination of the Trust, an amount per Unit at least equal to $1.00 (which is equal to the per Unit value upon maturity of the Treasury Obligations), even if the Trust never paid a dividend and the value of the Equity Securities were to decrease to zero, which the Sponsor considers highly unlikely. This feature of the Trust provides Unit holders who purchase Units at a price of $1.00 or less per Unit with total principal protection, including any sales charges paid, although they might forego any earnings on the amount invested. To the extent that Units are purchased at a price less than $1.00 per Unit, this feature may also provide a potential for capital appreciation. As a result of the volatile nature of the market for zero coupon U.S. Treasury bonds, Units sold or redeemed prior to maturity will fluctuate in price and the underlying Treasury Obligations may be valued at a price greater or less than their value as of the Initial Date of Deposit. UNIT HOLDERS DISPOSING OF THEIR UNITS PRIOR TO THE MATURITY OF THE TRUSTS MAY RECEIVE MORE OR LESS THAN $1.00 PER UNIT, DEPENDING ON MARKET CONDITIONS ON THE DATE UNITS ARE SOLD OR REDEEMED.


The Treasury Obligations deposited in the Trust on the Initial Date of Deposit will mature on November 15, 2008 (the "Treasury Obligations Maturity Date"). The Treasury Obligations in the Trust have a maturity value equal to or greater than the aggregate Public Offering Price (which includes the sales charge) of the Units of the Trust on the Initial Date of Deposit. The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general and with changes in the conditions and performance of the specific Equity Securities owned by the Trust. See "Portfolio."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       John G. Kinnard & Co., Inc.


             The date of this Prospectus is January 9, 1996

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Securities in the Trust, provided it maintains the original percentage relationship between the Treasury Obligations and Equity Securities in the Trust's portfolio. Such deposits of additional Securities will, therefore, be done in such a manner that the maturity value of each Unit should always be an amount at least equal to $1.00, and that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any such difference may be due to the sale, redemption or liquidation of any Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is The First Trust Special Situations Trust?" and "How May Securities be Removed from the Trust?"


Public Offering Price. The Public Offering Price per Unit of the Trust during the initial offering period is equal to a pro rata share of the offering prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 5.5% of the Public Offering Price and the maximum remaining deferred sales charge (initially $0.025 per Unit). Commencing on March 29, 1996, and on the last business day of each month thereafter, through December 31, 1996, a deferred sales charge of $.0025 will be assessed per Unit per month. The monthly amount of the deferred sales charge will accrue on a daily basis from the last day of the month preceding the deferred sales charge accrued from the time they became Unit holders of record. Units purchased subsequent to the initial deferred sales charge payment but still in the initial offering period will be subject to only the initial sales charge and any remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 5.5% of the Public Offering Price (equivalent to 5.66% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The secondary market Public Offering Price per Unit will be based upon a pro rata share of the bid prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust plus a sales charge. The sales charge assessed on secondary market sales subsequent to the completion of the deferred sales charge period will not be deferred, but will instead consist of a one-time initial sales charge of 5.5% of the Public Offering Price (equivalent to 5.82% of the net amount invested) and will be reduced by 1/2 of 1% on each subsequent February 1, commencing February 1, 1997 to a minimum sales charge of 3.5%. The minimum amount which an investor may purchase in the Trust is $1,000. The sales charge is reduced on a graduated scale for sales involving at least 100,000 Units. See "How is the Public Offering Price Determined?"



Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the Trust. INCOME WITH RESPECT TO THE ACCRUAL OF ORIGINAL ISSUE DISCOUNT ON THE TREASURY OBLIGATIONS WILL NOT BE DISTRIBUTED CURRENTLY, ALTHOUGH UNIT HOLDERS WILL BE SUBJECT TO INCOME TAX AT ORDINARY INCOME RATES AS IF A DISTRIBUTION HAD OCCURRED. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor may maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate bid side evaluation of the Treasury Obligations and the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate bid price of the Treasury Obligations plus the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. See "How May Units be Redeemed?" Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.


Termination. Commencing on the Treasury Obligations Maturity Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Treasury Obligations Maturity Date the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 25,000 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. All Unit holders will receive their pro rata portion of the Treasury Obligations in cash upon the termination of the Trust. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Treasury Obligations Maturity Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"


Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the Securities which make up the Trust or the general condition of the stock market, volatile interest rates or an economic recession. The Trust is not actively managed and Equity Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. See "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                        of the Securities-January 9, 1996


          Underwriter:   John G. Kinnard & Co., Incorporated
              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank (National Association)
            Evaluator:   First Trust Advisors L.P.


General Information

Aggregate Maturity Value of Treasury Obligations Initially Deposited                       $   150,000
Initial Number of Units                                                                        150,000
Fractional Undivided Interest in the Trust per Unit                                          1/150,000
Public Offering Price:
        Aggregate Offering Price Evaluation of Securities in Portfolio (1)                 $   139,845
        Aggregate Offering Price Evaluation of Securities per Unit                         $     .9323
        Maximum Sales Charge of 5.5% of the Public Offering Price
          per Unit (5.66% of the net amount invested, exclusive of the deferred
          sales charge) (2)                                                                $     .0528
        Less Deferred Sales Charge per Unit                                                $    (.0250)
        Public Offering Price per Unit (2)                                                 $     .9601
Sponsor's Initial Repurchase Price per Unit                                                $     .9073
Redemption Price per Unit (based on bid price evaluation of underlying
        Treasury Obligations and aggregate underlying value of Equity
        Securities less the deferred sales charge)
        $.0545 less than Public Offering Price per Unit; $.0017 less than
        Sponsor's Initial Repurchase Price per Unit (3)                                    $     .9056


CUSIP Number                            33718R  260
First Settlement Date                   January 12, 1996
Treasury Obligations Maturity Date      November 15, 2008
Mandatory Termination Date              November 15, 2008
Trustee's Annual Fee                    $.00101 per Unit outstanding.
Evaluator's Annual Fee                  $.00030 per Unit outstanding.
                                        Evaluations for purposes of
                                        sale, purchase or redemption of
                                        Units are made as of the close
                                        of trading (4:00 p.m. Eastern
                                        time) on the New York Stock
                                        Exchange on each day on which it
                                        is open.
Supervisory Fee (4)                     Maximum of $.00035 per Unit
                                        outstanding annually payable to
                                        an affiliate of the Sponsor.
Estimated Organizational and Offering
    Expenses (5)                        $.00200 per Unit.
Income Distribution Record Date         Fifteenth day of each December,
                                        commencing December 15, 1996.
Income Distribution Date (6)            Last day of each December,
                                        commencing December 31, 1996.


[FN]
________________

(1)Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof. The Treasury Obligations are valued at their aggregate offering side evaluation.

(2)The maximum sales charge for sales of Units during the initial offering period consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for the Trust of 5.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge, initially $0.025 per Unit. Subsequent to the initial date of deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the Trust and, subsequent to the initial deferred sales charge payment, reductions in the maximum remaining deferred sales charge. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.0025 per Unit per month commencing March 29, 1996 and on the last business day of each month thereafter through December 31, 1996. Units purchased subsequent to the initial deferred sales charge payment but still in the initial offering period will be subject to only the initial sales charge and any remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on January 1, 1997, the secondary market sales charge will not contain a deferred sales charge element but will instead include only a one-time initial sales charge of 5.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent February 1, commencing February
1, 1997 to a minimum sales charge of 3.5% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. eastern standard time and sold to investors at a Public Offering Price per Unit based on this valuation.

(3)See "How May Units be Redeemed?"

(4)The Sponsor will also be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0001 per Unit.

(5)The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(6)Distributions from the Capital Account, if any, will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.001 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term in excess of twelve years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.


                                                                                            Amount
                                                                                            per Unit
                                                                                            ________
Unit holder Transaction Expenses
     Initial sales charge imposed on purchase
       (as a percentage of offering price)                         2.990%(a)                $ 0.027
     Deferred sales charge per year
       (as a percentage of original purchase price)                2.60%(b)                  0.0250
                                                                 ________                  ________
                                                                   5.50%                     0.0528
                                                                 ========                  ========
Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
    Trustee's fee                                                  .108%                   $ .00101
    Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                          .081%                     .00075
    Other operating expenses                                       .238%                     .00222
                                                                 _______                   ________
     Total                                                         .427%                   $ .00398
                                                                 =======                   ========



                                                        Example
                                                        _______

                                                           Cumulative Expenses Paid for Period:

                                                         1 Year       3 Years        5 Years        10 Years
                                                         ______       _______        _______        ________

An investor would pay the following expenses
  on a $1,000 investment, assuming the
  Select 1996 Growth & Treasury Securities Trust
  estimated operating expense ratio of .427%
  and a 5% annual return on the investment
  throughout the periods                                 $  59        $  68          $  77          $ 104


The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

[FN]

_____________________

(a)The Initial Sales Charge is actually the difference between the maximum total sales charge of 5.5% and the maximum remaining deferred sales charge (initially $0.025 per Unit) and would exceed 3.00% if the Public Offering Price exceeds $1.00 per Unit.

(b)The actual fee is $.0025 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing March 29, 1996 through December 31, 1996. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 2.50%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only the initial sales charge and any remaining deferred sales charge payments. Units purchased in the secondary market subsequent to the deferred sales charge period will not be assessed a deferred sales charge but will instead be assessed a one-time initial sales charge equal to 5.5% of the Public Offering Price, subject to reduction as set forth in "Public Offering."

             Select 1996 Growth & Treasury Securities Trust

          The First Trust Special Situations Trust, Series 133

What is The First Trust Special Situations Trust?


The First Trust Special Situations Trust, Series 133 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number (the "Trust"). This Series consists of an underlying separate unit investment trust designated as: Select 1996 Growth & Treasury Securities Trust. The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank (National Association), as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.


On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of zero coupon U.S. Treasury bonds and common stocks, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.


The objectives of the Trust are to protect Unit holders' capital and provide potential for capital appreciation or income through an investment in zero coupon U.S. Treasury bonds, such securities being referred to herein as the "Treasury Obligations," and in equity securities issued primarily by small/micro to medium capitalization companies, the majority of which are involved in either the medical or technology industries and are headquartered in Minnesota, Colorado or Wisconsin, except up to 10% of the portfolio may consist of equity securities outside of this region, which are currently undergoing changes which may not have been recognized in the marketplace, but which may result in higher earnings and, when recognized by others, a higher price earnings ratio ("Equity Securities"). A new product, new management or reorganization are examples of the types of changes which the Underwriter believes are a catalyst for potential capital appreciation. The companies selected for the Trust are primarily small/micro to medium capitalization companies with market capitalization ranging from approximately $23 million to $6.7 billion. However, the market capitalization of certain of the companies selected falls outside of this range. A majority of the Trust's portfolio is concentrated in the medical and technology industries, areas the Underwriter believes offer the best investment opportunities at this time. Investments in small/micro to medium capitalization companies can have higher volatility with stock prices trading in wider ranges than those of large capitalization companies. However, the extra risks of investing in small/micro to medium capitalization companies may be reduced by diversification. In selecting Equity Securities for the Trust, the Underwriter has chosen certain small/micro to medium capitalization companies which it believes have the potential to achieve above average appreciation and growth by providing new products or services, thus becoming tomorrow's industry leaders. While past performance is no guarantee of future results, over the long term, small/micro to medium capitalization companies have historically produced greater returns than large capitalization companies. The higher returns achieved by small/micro to medium capitalization companies are generally accompanied by higher risks than those of large capitalization companies. Such risks include inadequate financial resources, increased stock price volatility, changing consumer preferences and less experienced management.


The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does not apply to the market value of the Treasury Obligations or the Units of the Trust, whose net asset value will fluctuate and, prior to maturity, may be more or less than a purchaser's acquisition cost. Collectively, the Treasury Obligations and Equity Securities in the Trust are referred to herein as the "Securities." There is, of course, no guarantee that the objectives of the Trust will be achieved.

With the deposit of the Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the principal amounts of Treasury Obligations and Equity Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Securities in the Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any additional Securities deposited in the Trust will maintain, as nearly as is practicable, the original proportionate relationship of the Treasury Obligations and Equity Securities in the Trust's portfolio. Such deposits of additional Securities will, therefore, be done in such a manner that the maturity value of the Treasury Obligations represented by each Unit should always be an amount at least equal to $1.00, and that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Securities will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "How May Securities be Removed from the Trust?" On a cost basis to the Trust, the original percentage relationship on the Initial Date of Deposit was approximately 50.06% Treasury Obligations and approximately 49.94% Equity Securities. The original percentage relationship of each Equity Security to the Trust is set forth herein under "Schedule of Investments." Since the prices of the underlying Treasury Obligations and Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The maturity value of the Treasury Obligations and the portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust.



On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Securities deposited in the Trust set forth under "Summary of Essential Information." The Trust has been organized so that purchasers of Units should receive, at the termination of the Trust, an amount per Unit at least equal to $1.00 per Unit (which is equal to the per Unit value upon maturity of the Treasury Obligations), even if the Equity Securities never paid a dividend and the value of the Equity Securities in the Trust were to decrease to zero, which the Sponsor considers highly unlikely. Furthermore, the Sponsor will take such steps in connection with the deposit of additional Securities in the Trust as are necessary to maintain a maturity value of the Units of the Trust at least equal to $1.00 per Unit. The receipt of only $1.00 per Unit upon the termination of the Trust (an event which the Sponsor believes is unlikely) represents a substantial loss on a present value basis. At current interest rates, the present value of receiving $1.00 per Unit as of the termination of the Trust would be approximately $.4667 per Unit (the present value is indicated by the amount per Unit which is invested in Treasury Obligations). Furthermore, the $1.00 per Unit in no respect protects investors against diminution in the purchasing power of their investment due to inflation (although expectations concerning inflation are a component in determining prevailing interest rates, which in turn determine present values). If inflation were to occur at the rate of 5% per annum during the period ending at the termination of the Trust, the present dollar value of $1.00 per Unit at the termination of the Trust would be approximately $.5271 per Unit. To the extent that Units of the Trust are redeemed, the aggregate value of the Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "How May Units be Redeemed?" The Trust has a Mandatory Termination Date as set forth herein under "Summary of Essential Information."


What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to the Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. The fees payable to the Sponsor for such services may exceed the actual costs of providing such services for this Trust, but at no time will the total amount received for such services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. The fee may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year.


Subsequent to the initial offering period, the Evaluator, an affiliate of the Sponsor, will receive a fee as indicated in the "Summary of Essential Information." The fee may exceed the actual costs of providing such evaluation services for this Trust, but at no time will the total amount received for evaluation services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee computed at $.00101 per annum per Unit in the Trust outstanding based upon the largest aggregate number of Units of the Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."


The Trustee's and Evaluator's fees are payable from the Income
Account of the Trust to the extent funds are available and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.

Expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trust and charged off over a period not to exceed five years. The following additional charges are or may be incurred by the Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust except that the Trustee shall not sell Treasury Obligations to pay Trust expenses. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0005 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of income derived from each Trust asset when such income is received by the Trust.

2. Each Unit holder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or payment at maturity) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his Units is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. The Treasury
Obligations held by the Trust are treated as stripped bonds and may be treated as bonds issued at an original issue discount as of the date a Unit holder purchases his Units. Because the Treasury Obligations represent interests in "stripped" U.S. Treasury bonds, a Unit holder's initial cost for his pro rata portion of each Treasury Obligation held by the Trust shall be treated as its "purchase price" by the Unit holder. Original issue discount is effectively treated as interest for Federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unit holder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Obligations held by the Trust as such original issue discount accrues and will in general be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unit holders during such year to the extent it is not less than a "de minimis" amount as determined under a Treasury Regulation issued on December 28, 1992 relating to stripped bonds. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Treasury
Obligations, this method will generally result in an increasing amount of income to the Unit holders each year. Unit holders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount under the stripped bond rules. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his Units for more than one year.

3. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, in general, will be long-term if the Unit holder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and will be long-term if the Unit holder has held his Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

Dividends Received Deduction. A Unit holder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are received by the Trust. Unit holders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unit holder or are automatically reinvested.

A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Proposed regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

Limitations on Deductibility of Trust Expenses by Unit holders.
Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him, subject to the following limitation. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

The Revenue Reconciliation Act of 1993 (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Securities represented by the Unit.

Special Tax Consequences of In-Kind Distributions Upon Termination of the Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?," under certain circumstances a Unit holder who owns at least 25,000 Units may request an In-Kind Distribution upon the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" Treasury Obligations held by the Trust will not be distributed to a Unit holder as part of an In-Kind Distribution. The tax consequences relating to the sale of Treasury Obligations are discussed above. As previously discussed, prior to the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether the Unit holder receives cash in addition to Equity Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation (and does not include the Treasury Obligations). A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons (accrual of original issue discount on the Treasury Obligations may not be subject to taxation or withholding provided certain requirements are met). Such persons should consult their tax advisers.

Unit holders will be notified annually of the amounts of original issue discount and income dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trust Suitable for Retirement Plans?"

The foregoing discussion relates only to United States federal income taxes. Unit holders may be subject to state and local taxation in other jurisdictions. Unit holders should consult their tax advisors regarding potential state or local taxation with respect to the Units.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders thereof.

Why are Investments in the Trust Suitable for Retirement Plans?

Units of the Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Treasury Obligations?

The Treasury Obligations deposited in the Trust consist of U.S.
Treasury bonds which have been stripped of their unmatured interest coupons. The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. Treasury Obligations are purchased at a deep discount because the buyer obtains only the right to a fixed payment at a fixed date in the future and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the Treasury Obligations) is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments. The effect of being able to acquire the Treasury Obligations at a lower price is to permit more of the Trust's portfolio to be invested in Equity Securities.

What are Equity Securities?


The Trust also consists of different issues of Equity Securities, all of which are listed on a national securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market. See "What are the Equity Securities Selected for Select 1996 Growth &
Treasury Securities Trust?" for a general description of the companies.


Risk Factors. The Trust consists of such of the Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.


Medical Industry. The medical sector has historically provided investors with significant growth opportunities. One of the industries included in the sector is health care and medical services companies. Such companies develop, manufacture and sell prescription and over-the-counter drugs. In addition, they are well known for the vast amounts of money they spend on world-class research and development. In short, such companies work to improve the quality of life for millions of people and are vital to the nation's health and well-being.


As the population of the United States ages, the companies involved in the health care and medical services field will continue to search for and develop new drugs through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs and vaccines. These activities may make the health care and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.


Technology Industry. Legislative proposals concerning health care are under consideration by the Clinton Administration. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Equity Securities in the Trust.


The market for high-technology products is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one of more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

In addition to the risks of investing in common stock, investments in common stock of small/micro to medium capitalization companies tend to be riskier and more volatile than investments in common stock of larger capitalized companies and may not be suited for investors seeking income and security. As a general definition, companies referred to as "small/micro to medium capitalization" companies typically have a market capitalization between $10 million and $6.7 billion. The small/micro to medium capitalization companies contained in the Trust can be sub-categorized into "micro capitalization," "small capitalization" and "mid capitalization" companies. As a general definition, companies referred to as "micro capitalization" companies, typically have a market capitalization between $10 million and $50 million; "small capitalization" companies between $50 million and $500 million; and "mid capitalization" companies between $500 and $6.7 billion. In addition, small capitalization companies generally have lower revenue than larger companies (i.e., less than $1.5 billion), and are often newly public companies or in the early stages of their product cycle or in a niche-oriented business and may be regionally limited companies (e.g., certain banks and insurance companies).

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

Unit holders will be unable to dispose of any of the Equity
Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

The Underwriter has acquired or will acquire the Equity Securities for the Sponsor and thereby may benefit. The Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. Officers and/or directors of the Underwriter and/or members of their families may have a position in the Equity Securities of the Trust and that position may be increased or decreased at any time at their discretion. The Underwriter, its officers, directors and/or their families may own options, rights or warrants of the Equity Securities of the Trust. Certain officers or directors of the Underwriter are on the Board of Directors of certain of the companies whose Equity Securities are included in the Trust. The Underwriter also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Equity Securities of the Trust. The Underwriter has performed investment banking services for certain of the issuers of the Equity Securities.

What are the Equity Securities Selected for Select 1996 Growth &
Treasury Securities Trust?


The Equity Securities consist of common stocks issued primarily by companies which are involved in either the medical or technology industries and are concentrated in Minnesota, Colorado and Wisconsin, except up to 10% of the portfolio may consist of equity securities outside of this region, with a market capitalization ranging from approximately $23 million to $6.7 billion ("small/micro to medium capitalization" or "small/micro to medium cap" companies). However, the market capitalization of certain of the companies selected falls outside of this range.


Today's largest and most dominant companies were at one time small/micro to medium capitalization companies. Because of their ability to provide a new product or service, small/micro to medium capitalization companies were able to capture a commanding or important market position, exhibiting growth rates during early stages of development that were at times dramatic.

In the Underwriter's opinion, some of today's best positioned small/micro to medium capitalization companies will experience similar growth and become tomorrow's industry leaders. Over the long term, small/micro to medium capitalization companies have historically produced greater returns than large capitalization companies. Of course, past performance is no guarantee of future results. Investments in small/micro to medium capitalization companies can have higher volatility with stock prices trading in wider ranges than those of large capitalization companies. The extra risks of investing in small/micro to medium capitalization companies may be reduced by diversification.

The Equity Securities for the Trust were selected by Perkins
Capital Management, Inc. The Equity Securities included for the Trust were screened by John G. Kinnard's Research and Trading Departments and then selected by Mr. Richard W. Perkins, C.F.A. Mr. Richard W. Perkins is President of Perkins Capital Management, Inc., an investment advisory firm located in Wayzata, Minnesota. Mr. Perkins received a Bachelor's degree in 1955 and Master's degree in 1957 from the University of Wisconsin. He served as Assistant Endowment Fund Manager at the Mayo Foundation, Pension Fund Manager at Standard Oil Company of Ohio and Senior Vice President at Piper, Jaffray & Hopwood, Inc., prior to founding Perkins Capital Management, Inc. in 1985. In its investment advisory activities, Perkins Capital Management, Inc. directs its investment focus toward companies headquartered in the upper Midwest and particularly in Minnesota. Mr. Perkins has served as a consultant with the Underwriter on five other unit investment trusts.

ATS Medical, Inc., headquartered in Minneapolis, Minnesota, manufactures and markets the ATS open pivot bileaflet mechanical heart valve. The valve is designed to advance the standard of existing mechanical heart valves by combining a proprietary open pivot design and certain innovative features with the widely accepted biocompatibility and durability of pyrolytic carbon.

Angeion Corporation, headquartered in Minneapolis, Minnesota, is engaged in the development of cardiovascular devices to treat and potentially cure various types of irregular heartbeats known as arrhythmias. The company is primarily focused on developing an implantable cardioverter defibrillator that will monitor a patient's heartbeat, detect irregular heartbeats and provide electrical energy to convert the heartbeat to normal rhythm.

BI, Inc., headquartered in Boulder, Colorado, designs, manufactures and sells electronic monitoring systems and software for use by the corrections industry. Products include at-home and drive-by monitors for tracking offenders, voice verifications systems, jail management software and a dairy cattle automated feed distribution product.

Bemis Company, headquartered in Minneapolis, Minnesota, makes flexible packaging and packaging machinery mainly for the food industry, and specialty coated and graphics products.

Check Technology Corporation, headquartered in St. Paul, Minnesota, manufactures, sells and services computerized financial document production systems. The systems produce checks and other financial documents for the worldwide security printing industry. Basic applications include folio productions, insurance claims, fulfillments and disbursements.

Ciprico, Inc., headquartered in Plymouth, Minnesota, manufactures, markets and services disk array solutions for use in high-performance computer systems. Specific markets include satellite/telemetry imaging, medical imaging, film/video imaging, video services, electronic publishing and digital prepress.

Consolidated Papers, Inc., headquartered in Wisconsin Rapids, Wisconsin, is a leading manufacturer of enamel papers used by printers and lightweight coated specialty papers used in food and consumer product packaging and labeling. They also manufacture paperboard products and other custom-designed corrugated displays and containers.

Dayton Hudson Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer, specializing in large-store formats, including discount stores, moderate-priced promotional and traditional department stores.

Destron Fearing Corporation, headquartered in South St. Paul,
Minnesota, manufactures electronic and visual identification devices for pets, laboratory and herd animals, fish and wildlife. Visual I.D. products, such as numbered eartags, are marketed primarily to livestock producers, and radio frequency I.D. products consist of miniaturized transponders which are injected under the skin with a hypodermic syringe.

Diametrics Medical, Inc., headquartered in St. Paul, Minnesota, develops, manufactures and markets diagnostic point-of-care blood chemistry testing systems. The company markets the product to acute care hospitals throughout the United States.

Digi International, Inc., headquartered in Eden Prairie, Minnesota, provides data communications hardware/software products for multi-user environments, local area and wide area networks under Digiboard, Arnet, Star Gate and Milan trade names.

Fingerhut Companies, Inc., headquartered in Minnetonka, Minnesota, is one of the largest United States catalog marketing companies, selling brand name and private label merchandise primarily through catalogs; products offered include housewares, electronics, home textiles and apparel.

First Bank System, Inc., headquartered in Minneapolis, Minnesota, is a holding company with subsidiary banks that attract deposits and conduct retail and commercial banking services and trust services. The subsidiary banks serve 11 states, offering commercial real estate mortgage loans, as well as agricultural, residential and consumer loans.

Fourth Shift Corporation, headquartered in Minneapolis, Minnesota, develops, markets and supports client/server application software for industrial planning and management processes.

Fuller (H.B.) Company, headquartered in St. Paul, Minnesota, manufactures specialty chemicals (adhesives, sealants, coatings, paints, powder coatings, sanitation chemicals and waxes) with locations in 43 countries and customers in more than 100 countries. They serve the aerospace, automotive, construction, household, footwear, graphic arts and other markets.

General Mills, Inc., headquartered in Minneapolis, Minnesota, is a leading producer of packaged consumer food products. Major United States businesses include "Big G" cereals; side dishes and dinner mixes; "Betty Crocker" desserts; snack products; "Gold Medal" flour and "Columbo" and "Yoplait" yogurts. General Mills sells its products in the United States, Canada, Europe, Japan and Latin America primarily through its own sales organizations.

Grand Casino, Inc., headquartered in Plymouth, Minnesota, develops and manages land-based and dockside casinos and related hotel and entertainment facilities in Minnesota and Louisiana. The company has a controlling interest in Stratosphere Corporation which is located in Las Vegas, Nevada.

Health Risk Management, Inc., headquartered in Minneapolis,
Minnesota, provides comprehensive integrated health plan management and information services to self-insured employers, unions and governmental entities in the United States and the Canadian province of Alberta. The company's services include care review, price control, claims administration, case management, information management, consulting and software.

Home Depot, Inc., headquartered in Atlanta, Georgia, retails building materials and home improvement products. The company's stores sell plumbing, heating and electrical supplies, lumber, floor and wall coverings, hardware, tools and paint. Home Depot, Inc. operates stores throughout the United States and Canada.

IVI Publishing, Inc., headquartered in Eagan, Minnesota, is an electronic publisher of medical and health care information in interactive multimedia formats. Titles are developed in digital optical multimedia formats using audio, text, video and animated graphics which are linked in computerized cross-referencing systems. They have exclusive digital optical publishing rights to the Mayo Clinic Family Health Book.

INCSTAR Corporation, headquartered in Stillwater, Minnesota, manufactures and markets immunodiagnostic products, particularly for bone and mineral metabolism, endocrinology and diseases of infectious and autoimmune origin.

Lifecore Biomedical, Inc., headquartered in Chaska, Minnesota, manufactures and markets biocompatible viscoelastic and bone ceramic composite implant materials and medical devices. Products include sodium hyaluronate, a substance used in eye surgery; and hydoxylapatite, a ceramic bone grafting material for use in periodontal, oral and certain orthopedic surgical procedures.

Minntech Corporation, headquartered in Minneapolis, Minnesota, manufactures medical devices and sterilants used in kidney dialysis and open-heart surgery. In addition, the company offers water filtration products for medical, industrial and laboratory use.

Mizar, Inc., headquartered in Carrollton, Texas, designs, develops and markets multiprocessor digital signal processing computing subsystems that are primarily used for real-time image processing. The company's products are used in defense applications and original equipment manufacturers' computer systems. Uses include sonar, radar, video processing, medical imaging, air traffic control radar and digital wireless communications.

National Computer Systems, headquartered in Eden Prairie, Minnesota, manufactures optical scanners, scannable documents, specialized information systems and custom/standardized software for education, business, banking and human resource assessment markets. They also offer testing and computer processing, field maintenance and training services.

Netstar, Inc., headquartered in Minneapolis, Minnesota, is a development stage company engaged in the design and manufacture of high-performance computer networking equipment. The principal product, the gigarouter, is an Internet protocol router that connects multiple high-speed networks.

Orphan Medical, Inc. is headquartered in Minnetonka, Minnesota and, through its Chronimed unit, develops, markets and distributes medical and clinical nutrition products, prescription drugs and educational materials by mail. The company markets these products primarily to patients suffering from chronic diseases.

Possis Medical, Inc., headquartered in Minneapolis, Minnesota, develops and markets medical products to address the needs of those who require cardiovascular or vascular treatment. The company has recently received FDA approval to begin phase two of its U.S. clinical study of the Perma-Flow coronary bypass graft.

Racotek, Inc., headquartered in Minneapolis, Minnesota, develops, markets and supports software, transmission services and related products for wireless mobile data transmission. Products are based on Racotek Mobile Network Operating System (R/MNOS), a software operating system that is an interface between a customer's chosen application software and components of a mobile communication system.

Snap On, Inc., headquartered in Kenosha, Wisconsin, is a holding company for a leading developer, manufacturer and distributor of hand and power tools, tool storage products and diagnostic and shop equipment.

Spectranetics Corporation, headquartered in Colorado Springs,
Colorado, manufactures the CVX-300, a proprietary excimer laser system, and disposable fiber optic catheters to treat atherosclerosis in coronary arteries. The CVX-300 delivers ultraviolet light pulses through a catheter to the diseased portion of an artery, destroying plaque and improving blood flow.


What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Equity Securities, like the value of the Treasury Obligations, will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities. However, the Sponsor believes that, upon termination of the Trust, even if the Equity Securities deposited in the Trust are worthless, an event which the Sponsor considers highly unlikely, the Treasury Obligations will provide sufficient principal to at least equal $1.00 per Unit (which is equal to the per Unit value upon maturity of the Treasury Obligations). This feature of the Trust provides Unit holders with principal protection, although they might forego any earnings on the amount invested. To the extent that Units are purchased at a price less than $1.00 per Unit, this feature may also provide a potential for capital appreciation.

Unless a Unit holder purchases Units of the Trust on the Initial
Date of Deposit (or another date when the value of the Units is $1.00 or less), total distributions, including distributions made upon termination of the Trust, may be less than the amount paid for a Unit.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Treasury Obligation or Equity Securities will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Treasury Obligations or Equity Securities ("Replacement Securities"). Any Replacement Security deposited in the Trust will, in the case of Treasury Obligations, have the same maturity value and, as closely as can be reasonably acquired by the Sponsor, the same maturity date or, in the case of Equity Securities, be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust and the issuance of a corresponding number of additional Units.

The Trust consists of the Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Securities in connection with the issuance of additional Units).

Once all of the Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Securities only under limited circumstances. See "How May Securities be Removed from the Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 5.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $0.025 per Unit. Commencing on March
29, 1996, and on the last business day of each month thereafter, through December 31, 1996, a deferred sales charge of $.0025 will be assessed per Unit per month. The monthly amount of the deferred sales charge will accrue on a daily basis from the last day of the month preceding the deferred sales charge accrued from the time they became Unit holders of record. Units purchased subsequent to the initial deferred sales charge payment but during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 5.5% of the Public Offering Price (equivalent to 5.66% of the net amount invested, exclusive of the deferred sales charge).



During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price per Unit will include only a one-time initial sales charge of 5.5% of the Public Offering Price (equivalent to 5.82% of the net amount invested) and will be reduced by 1/2 of 1% on each subsequent February 1, commencing February 1, 1997 to a minimum sales charge of 3.5%. Units purchased in the secondary market will not be assessed a deferred sales charge.


The minimum amount which an investor may purchase of the Trust is $1,000. The applicable sales charge for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                                        Sales
Number of Units                                 Discount                Charge
_______________                                 ________                _______
    100,000 but less than 500,000               0.6%                    4.9%
    500,000 but less than 1,000,000             1.3%                    4.2%
  1,000,000 or more                             2.1%                    3.4%

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker/dealer, bank or other. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one Underwriter, broker/dealer, bank or other. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser.
The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the Underwriter, broker/dealer, bank or other of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, Underwriter, broker/dealers, banks or others and their affiliates, the sales charge is reduced by 2.0% of the Public Offering Price for purchases of Units during the primary and secondary public offering periods.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined (a) on the basis of the offering prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust, (b) if offering prices are not available for the Treasury Obligations, on the basis of offering prices for comparable securities,
(c) by determining the value of the Treasury Obligations on the offer side of the market by appraisal, or (d) by any combination of the above. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the bid price per Unit of the Treasury Obligations and the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The offering price of the Treasury Obligations in the Trust may be expected to be greater than the bid price of the Treasury Obligations by less than 2%.


Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the

Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.


How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Securities in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate offering price of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any, in the Income and Capital Accounts of the Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to broker/dealers, banks and others at prices which represent a concession or agency commission of 3.6% of the Public Offering Price, and, for secondary market sales, 3.6% of the Public Offering Price (or 65% of the then current maximum sales charge after February 1, 1997). However, resales of Units of the Trust by such broker/dealers, banks and others to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated in the second preceding sentence. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


What are the Sponsor's and Underwriter's Profits?

The Underwriter of the Trust will receive a gross sales commission equal to 5.5% of the Public Offering Price of the Units (equivalent to 5.66% of the net amount invested, exclusive of the deferred sales charge) less an amount paid to the Sponsor (see "Underwriting"), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Securities of the Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Securities to the Sponsor. See "Underwriting" and Note (2) of "Schedule of Investments." During the initial offering period, the broker/dealers, banks and others also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.


In maintaining a market for the Units, the Sponsor and Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 5.5% subject to reduction beginning February 1, 1997) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor or the Underwriter.

Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor and Underwriter intend to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid price of the Treasury Obligations in the Portfolio of the Trust and the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE UNDERWRITER OR SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made five business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form.
The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income (other than accreted interest on the Treasury Obligations) received with respect to any of the Securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information." The pro rata share of cash in the Capital Account of each Trust will be computed as of the first day of each month. Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $0.001 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December 15. Income with respect to the original issue discount on the Treasury Obligations in the Trust will not be distributed currently, although Unit holders will be subject to Federal income tax as if a distribution had occurred. See "What is the Federal Tax Status of Unit Holders?"

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described below; (ii) a pro rata share of the amounts realized upon the disposition of the Treasury Obligations; and (iii) a pro rata share of any other assets of the Trust, less expenses of the Trust, subject to the limitation that Treasury Obligations may not be sold to pay for Trust expenses. Not less than 60 days prior to the Treasury Obligations Maturity Date the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (an "In-Kind Distribution"), if such Unit holder owns at least 25,000 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. An In-Kind Distribution will be reduced by customary transfer and registration charges. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Treasury Obligations Maturity Date. Not less than 60 days prior to the termination of the Trust, those Unit holders with at least 25,000 Units will be offered the option of having the proceeds from the Equity Securities distributed "in-kind," or they will be paid in cash, as indicated above. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of the Trust. The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Securities sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with the signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 p.m. Eastern time, the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances, the Trustee obtains the Unit holder's tax identification number from the selling broker. However, any time a Unit holder elects to tender Units for redemption, such Unit holder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Equity Securities will be sold to meet redemptions of Units before Treasury Obligations, although Treasury Obligations may be sold if the Trust is assured of retaining a sufficient principal amount of Treasury Obligations to provide funds upon maturity of the Trust at least equal to $1.00 per Unit.

The Redemption Price per Unit (as well as the secondary market
Public Offering Price) will be determined on the basis of the bid price of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust, while the Public Offering Price per Unit during the initial offering period will be determined on the basis of the offering price of such Treasury Obligations, as of the close of trading on the New York Stock Exchange on the date any such determination is made and the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust. On the Initial Date of Deposit the Public

Offering Price per Unit (which is based on the offering prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust and includes the sales charge) exceeded the Unit value at which Units could have been redeemed (based upon the current bid prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust) by the amount shown under "Summary of Essential Information." The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities (including "when issued" contracts, if any) held in the Trust, as determined by the Evaluator on the basis of bid prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (3) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor or Underwriter?

The Trustee shall notify the Sponsor or Underwriter of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor or Underwriter may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor or Underwriter does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor or Underwriter will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor or Underwriter.

How May Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Treasury Obligations may be sold by the Trustee only pursuant to the liquidation of the Trust or to meet redemption requests. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" For Failed Contract Obligations, the acquisition by the Trust of any securities other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions.

The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses; provided however, that in the case of Securities sold to meet redemption requests, Treasury Obligations may only be sold if the Trust is assured of retaining a sufficient principal amount of Treasury Obligations to provide funds upon maturity of the Trust at least equal to $1.00 per Unit. Treasury Obligations may not be sold by the Trustee to meet Trust expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

      INFORMATION AS TO UNDERWRITER, SPONSOR, TRUSTEE AND EVALUATOR

Who is the Underwriter?

Since 1944, John G. Kinnard & Co., Inc. has offered high-quality investment opportunities to clients. They serve a broad range of clients across the United States. As a full-service securities firm, John G. Kinnard & Co. Inc.'s reputation rests on its continued ability to satisfy investors with very diverse financial goals.


John G. Kinnard & Co., Inc. attempts to achieve these goals by working closely with each client and by carefully selecting the right investment strategies. John G. Kinnard & Co., Inc. understands investment goals and objectives vary with each client.


Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, The First Trust Special Situations Trust, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (708) 241-4141. As of

December 31, 1994, the total partners' capital of Nike Securities L.P.
was $10,863,058 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any other
Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust offices at 770 Broadway, New York, New York 10003. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision and examination by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?


The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the maturity, redemption or other disposition of the last of the Treasury Obligations held in the Trust, but in no event beyond the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"


Commencing on the Treasury Obligations Maturity Date, Equity
Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Treasury Obligations Maturity Date the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 25,000 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. All Unit holders will receive their pro rata portion of the Treasury Obligations in cash upon the termination of the Trust. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Treasury Obligations Maturity Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              UNDERWRITING

The Underwriter named below has purchased Units in the following amount:


                                                                                             Number
Name                                       Address                                           of Units
____                                       _______                                           ________

Underwriter

John G. Kinnard                            920 Second Ave. South, Minneapolis, MN 55402       150,000
  & Co., Incorporated                                                                        ========

On the Initial Date of Deposit, the Underwriter of the Trust became the owner of the Units of the Trust and entitled to the benefits thereof, as well as the risks inherent therein.

The Underwriter Agreement provides that a public offering of the Units of the Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and others during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Public Offering-How are Units Distributed?"

The Underwriter has agreed to underwrite additional Units of the Trust as they become available. The Sponsor will receive from the Underwriter the difference between the gross sales concessions and 4.1% of the Public Offering Price of the Units, which is retained by the Underwriter. In addition, the Underwriter will receive additional concessions of 0.1% and 0.2% of the Public Offering Price for total purchases made from the Sponsor of at least $5,000,000 and $10,000,000 of the Trust, respectively.

From time to time the Sponsor may implement programs under which Underwriters and dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an Underwriter or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike

Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Trust performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 133


We have audited the accompanying statement of net assets, including the schedule of investments, of The First Trust Special Situations Trust, Series 133, comprised of Select 1996 Growth & Treasury Securities Trust as of the opening of business on January 9, 1996. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on January 9, 1996. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 133, comprised of Select 1996 Growth & Treasury Securities Trust at the opening of business on January 9, 1996 in conformity with generally accepted accounting principles.


                                      ERNST & YOUNG LLP


Chicago, Illinois
January 9, 1996

                                                  Statement of Net Assets


                           Select 1996 Growth & Treasury Securities Trust
                     The First Trust Special Situations Trust, Series 133
                At the Opening of Business on the Initial Date of Deposit
                                                          January 9, 1996




                               NET ASSETS

Investment in Securities represented by purchase contracts (1) (2)                 $139,845
Organizational and offering costs (3)                                                20,000
                                                                                   ________
                                                                                    159,845
Less accrued organizational and offering costs (3)                                  (20,000)
Less liability for deferred sales charge (4)                                         (3,750)
                                                                                   ________
Net assets                                                                         $136,095
                                                                                   ========
Units outstanding                                                                   150,000


                         ANALYSIS OF NET ASSETS

Cost to investors (5)                                                              $144,016
Less sales charge (5)                                                                (7,921)
                                                                                   ________
Net assets                                                                         $136,095
                                                                                   ========


[FN]
                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on offering side evaluations of the Treasury Obligations and the aggregate underlying value of the Equity Securities.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee covering the monies necessary for the purchase of the Securities pursuant to contracts for the purchase of such Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 10,000,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($.025 per Unit), payable to the Sponsor in ten equal monthly installments beginning on March 29, 1996 and on the last business day of each month thereafter through December 31,1996. If Units are redeemed prior to December 31, 1996, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 5.5% of the Public Offering Price (equivalent to 5.66% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments

                           Select 1996 Growth & Treasury Securities Trust
                     The First Trust Special Situations Trust, Series 133
                At the Opening of Business on the Initial Date of Deposit
                                                          January 9, 1996




                                                                                          Market
                                                                   Percentage of          Value per             Cost of
Maturity                                                           Aggregate              Share of              Securities
 Value          Name of Issuer and Title of Security (1)           Offering Price         Equity Securities     to Trust (2)
________        ________________________________________           ______________         ________________      ____________

$150,000        Zero coupon U.S. Treasury bonds                    50.06%                                       $  70,003
                maturing November 15, 2008

Number          Ticker Symbol and
of Shares       Name of Issuer of Equity Securities
________        ____________________________________

 225            ATSI         ATS Medical, Inc.                      1.63%                  $ 10.125                 2,278
 270            ANGN         Angeion Corporation                    1.59%                     8.250                 2,228
 266            BIAC         BI, Inc.                               1.62%                     8.500                 2,261
  84            BMS          Bemis Company                          1.66%                    27.625                 2,321
 244            CTCQ         Check Technology Corporation           1.59%                     9.125                 2,227
 120            CPCI         Ciprico, Inc.                          1.59%                    18.500                 2,220
  39            CDP          Consolidated Papers, Inc.              1.60%                    57.250                 2,233
  29            DH           Dayton Hudson Corporation              1.60%                    77.250                 2,240
 523            DFCO         Destron Fearing Corporation            1.59%                     4.250                 2,223
 456            DMED         Diametrics Medical, Inc.               1.59%                     4.875                 2,223
 119            DGII         Digi International, Inc.               1.60%                    18.750                 2,231
 150            FHT          Fingerhut Companies, Inc.              1.60%                    14.875                 2,231
  46            FBS          First Bank System, Inc.                1.59%                    48.375                 2,225
 508            FSFT         Fourth Shift Corporation               1.63%                     4.500                 2,286
  64            FULL         Fuller (H.B.) Company                  1.64%                    35.750                 2,288
  41            GIS          General Mills, Inc.                    1.60%                    54.750                 2,245
  88            GND          Grand Casino, Inc.                     1.60%                    25.500                 2,244
 196            HRMI         Health Risk Management, Inc.           1.61%                    11.500                 2,254
  50            HD           Home Depot, Inc.                       1.58%                    44.125                 2,206
 159            IVIP         IVI Publishing, Inc.                   1.59%                    14.000                 2,226
 456            ISR          INCSTAR Corporation                    1.63%                     5.000                 2,280
 145            LCBM         Lifecore Biomedical, Inc.              1.65%                    15.875                 2,302
 111            MNTX         Minntech Corporation                   1.61%                    20.250                 2,248
 266            MIZR         Mizar, Inc.                            1.66%                     8.750                 2,328
 124            NLCS         National Computer Systems              1.64%                    18.500                 2,294
 120            NTSR         Netstar, Inc.                          1.59%                    18.500                 2,220
 356            ORPH         Orphan Medical, Inc.                   1.62%                     6.375                 2,269
 135            POSS         Possis Medical, Inc.                   1.59%                    16.500                 2,227
 424            RACO         Racotek, Inc.                          1.59%                     5.250                 2,226
  49            SNA          Snap On, Inc.                          1.59%                    45.500                 2,229
 847            SPNC         Spectranetics Corporation              1.67%                     2.750                 2,329
                                                                 ________                                       ____________
                                Total Equity Securities            49.94%                                          69,842
                                                                 ________                                       ____________
                                Total Investments                    100%                                       $ 139,845
                                                                 ========                                       ============


[FN]

(1) The Treasury Obligations are being purchased at a discount from their par value because there is no stated interest income thereon (such securities are often referred to as zero coupon U.S. Treasury bonds). Over the life of the Treasury Obligations the value increases, so that upon maturity the holders will receive 100% of the principal amount thereof.

All securities are represented by regular way contracts to purchase such securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase securities were entered into by the Sponsor on January 8, 1996.

(2) The cost of the securities to the Trust represents the offering side evaluation as determined by the Evaluator, an affiliate of the Sponsor, with respect to the Treasury Obligations and the aggregate underlying value with respect to the Equity Securities acquired (gen-erally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The offering side evaluation of the Treasury Obligations is greater than the bid side evaluation of such Treasury Obligations which is the basis on which the Redemption Price per Unit will be determined after the initial offering period. The aggregate value, based on the bid side evaluation of the Treasury Obligations and the aggregate underlying value of the Equity Securities on the Initial Date of Deposit, was $139,584. Cost and profit to the Sponsor relating to the purchase of the Treasury Obligations sold to the Trust were $70,003 and $0, respectively. Cost and loss to Sponsor relating to the purchase of the Equity Securities sold to the Trust were $70,448 and $606, respectively.

                 This page is intentionally left blank.

Page 35



CONTENTS:
Summary of Essential Information                                             4
Select 1996 Growth & Treasury Securities Trust
The First Trust Special Situations Trust, Series 133:
         What is The First Trust Special Situations Trust?                   6
         What are the Expenses and Charges?                                  7
         What is the Federal Tax Status of Unit Holders?                     9
         Why are Investments in the Trust Suitable for
           Retirement Plans?                                                12
Portfolio:
         What are Treasury Obligations?                                     12
         What are Equity Securities?                                        12
         Risk Factors                                                       12
         What are the Equity Securities Selected for
         Select 1996 Growth & Treasury Securities Trust?                    15
         What are Some Additional Considerations
           for Investors?                                                   18
Public Offering:
         How is the Public Offering Price Determined?                       19
         How are Units Distributed?                                         21
         What are the Sponsor's and Underwriter's Profits?                  21
         Will There be a Secondary Market?                                  22
Rights of Unit Holders:
         How is Evidence of Ownership Issued
           and Transferred?                                                 22
         How are Income and Capital Distributed?                            22
         What Reports will Unit Holders Receive?                            23
         How May Units be Redeemed?                                         24
         How May Units be Purchased by the Sponsor
           or Underwriter?                                                  25
         How May Securities be Removed from the Trust?                      25
Information as to Underwriter, Sponsor,
  Trustee and Evaluator:
         Who is the Underwriter?                                            26
         Who is the Sponsor?                                                26
         Who is the Trustee?                                                27
         Limitations on Liabilities of Sponsor and Trustee                  27
         Who is the Evaluator?                                              27
Other Information:
         How May the Indenture be Amended or
          Terminated?                                                       28
         Legal Opinions                                                     29
         Experts                                                            29
Underwriting                                                                29
Report of Independent Auditors                                              31
Statement of Net Assets                                                     32
Schedule of Investments                                                     33

                               ___________

        THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM
IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

        THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND
HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C.
UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940,
AND TO WHICH REFERENCE IS HEREBY MADE.

                        John G. Kinnard & Co., Inc.



                          Select 1996 Growth &
                        Treasury Securities Trust



                             John G. Kinnard
                           & Co., Incorporated
                          920 Second Ave. South
                          Minneapolis, MN 55402



                                Trustee:

                        The Chase Manhattan Bank
                         (National Association)
                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520


                    PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE


                             January 9, 1996






               CONTENTS OF REGISTRATION STATEMENT


A.   BONDING ARRANGEMENTS OF DEPOSITOR:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.



B.   THIS  REGISTRATION STATEMENT ON FORM S-6  COMPRISES
     THE FOLLOWING PAPERS AND DOCUMENTS:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule




                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 133, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1, The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1, The First Trust Combined Series 248, and the First Trust Special Situa-tions Trust, Series 119, Target 5 Trust, Series 2 and Target 10 Trust, Series 8, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 133, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 9, 1996.

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 133

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By     Carlos E. Nardo
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )    January 9, 1996
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )    Carlos E. Nardo
                                         )   Attorney-in-Fact**
                                         )
                                         )







   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated January 9, 1996 in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 33-64699) and related Prospectus of The First Trust Special Situations Trust, Series 133.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 9, 1996


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.






                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 18 and subsequent Series effective October 15, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.1.1 Form of Trust Agreement for Series 133 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).




                               S-6